FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of November 2010

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

30 November 2010

Management Changes at Santander UK plc

Further to the announcement made on 3 November 2010, Santander UK plc (“the Company”) announces that the appointment of Ana Botín as Chief Executive has been formally approved by the FSA.

As a result, Ana Botín will assume the role of Chief Executive with effect from 1 December 2010.  António Horta-Osório has formally resigned as Chief Executive and Executive Director with effect from 1 December 2010 and will leave the Company on 16 January 2011.

The Board of Directors of the Company have resolved to appoint, subject to FSA approval, Jose María Nus as Chief Risk Officer and Executive Director.  Until now, Jose Mariá Nus was Chief Risk Officer at Banesto.  Juan Colombás has resigned as Chief Risk Officer and Executive Director with effect from 1 December 2010 and will leave the Company on 16 January 2011.

The duties of the Chief Finance Officer will be divided as follows, subject to FSA approval:

•
Justo Gómez, until now Deputy Chief Finance Officer of Banesto, will join the Company’s Executive Committee as Finance Director, responsible for Asset & Liability Management, Economics and Investor Relations;

•
Mónica Cueva, until now Financial Controller for Banco Santander, S.A., will join the Company’s Executive Committee as Financial Controller, responsible for Financial Reporting, Tax and Cost Management & Control;

•
Alison Brittain, Executive Director, Retail Distribution and member of the Company’s Executive Committee, will assume responsibility for Intermediaries in addition to her existing responsibilities; and

•	Miguel-Ángel Rodríguez-Sola, a member of the Company’s Executive Committee, will assume responsibility for Wealth Management and Private Banking in addition to his existing responsibilities.

The above appointments follow the resignation of Antonio Lorenzo as Executive Director with effect from 1 December 2010 and as Chief Finance Officer from 31 December 2010.  Antonio Lorenzo will leave the Company on 16 January 2011.

The Board of Directors of the Company have resolved to appoint, subject to FSA approval, Alfredo Sáenz Abad, Second Vice Chairman and Chief Executive Officer of Banco Santander, S.A., as a Non Executive Director.

A further confirmatory announcement confirming the effective date of the appointment of Jose María Nus as Chief Risk Officer and Executive Director and Alfredo Sáenz Abad as Non Executive Director will be made in due course.

- Ends -

For further details, please contact:

Anthony Frost	(Head of UK Corporate Communications)	020 7756 5536
Israel Santos	(Head of Investor Relations)	020 7756 4275
Peter Greiff	(Head of Group International Media Relations)	00 34 91 289 5207 00 34 615 909 582

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 30 November 2010	By / s / Scott Linsley
(Authorised Signatory)